8755 West Higgins Road, Suite 500

Chicago, Illinois 60631

June 20, 2017

Mr. Martin James

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street

Washington, DC 20549

Re:         Littelfuse, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Comments dated June 7, 2017

File No. 000-20388

Dear Mr. James:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated June 7, 2017 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Annual Report”) of Littelfuse, Inc. (“Littelfuse” or the “Company). For your convenience, we have set forth below the text of the comments contained in the Comment Letter, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1.

On pages 3-4, you identify customers for each of your segments. We are aware of publicly available information indicating that several of these customers operate in Sudan and/or Syria, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company advises the Staff that the Annual Report does not provide disclosure about Sudan or Syria because the Company is not aware of any contacts with Sudan or Syria, whether through subsidiaries, customers or other direct or indirect arrangements, for the last three fiscal years, the subsequent interim period, or anticipated in the future. The Company does not have any employees, offices, subsidiaries, or facilities in Sudan or Syria, and to the Company’s knowledge, it has not provided any products, technology or services to Sudan or Syria, directly or indirectly, and it does not have any agreements, arrangements or other contacts with the governments of those countries or entities they control.

The Company believes it conducts its business in compliance with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. State Department as state sponsors of terrorism and countries that are the subject of U.S. economic sanctions and export controls. The Company maintains a trade compliance program (“Export Compliance Program”), which includes processes and controls to comply with U.S. government export requirements. Transactions contrary to this Export Compliance Program are strictly prohibited.

In connection with the Company’s Export Compliance Program, the Company provides export compliance training for relevant employees and has implemented a process to classify the Company’s products and technology for export control purposes. It also utilizes features in its Enterprise Resource Planning (“ERP”) system to manage and screen potential transactions. The Company contracts with a third party that consolidates restricted and denied party information from multiple agencies and governments around the world and provides updates to the ERP system, enabling the Company to screen business partners, sales orders and shipments against the most current listing of denied parties information, so that the Company does not conduct business with persons on the lists.  In addition, the ERP system blocks any sales activity related to countries identified in the Department of Commerce’s Export Administration Regulations as being in Country Group E, including Iran, Sudan and Syria.

In addition, the Company’s standard terms and conditions for sale to distributors and customers also require such distributors and customers to comply with all applicable U.S. sanction and export controls. The Company also includes similar requirements in its negotiated supply contracts with its customers and in export documentation for shipments.

The Company sells its products to customers, who in turn sell various products to end-users throughout the world. Although the Company may impose contractual restrictions on a customer’s use or sale of its products, the Company has no control over its customers’ uses or sales of these final products to end-users. The Company’s products may be used by its customer, resold by its customers or incorporated into larger products manufactured and/or by those customers. Generally, the Company’s customers do not inform the Company of their specific end customers or end use destinations for the Company’s products, including if the Company’s products are integrated into other products of integrated systems that include Company products.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As discussed in its response to Comment 1 above, the Company is not aware of any direct or indirect contacts with Sudan or Syria for the last three fiscal years, the subsequent interim period, or anticipated in the future. Further, the Company is not aware of any of its relationships with its customers to be a source of negative investor sentiment against the Company or the cause of potential harm to the Company’s reputation or share value.

3.

You state on page 3 that Huawei is a customer of your Electronics segment. We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business with Huawei.

Response:

The Company is aware of the investigation of Huawei by the U.S. Commerce Department and continues to monitor the situation. The Company’s sales, including its sales to Huawei, are subject to the Company’s Export Compliance Program described in its response to Comment 1 above. There are currently no restrictions on the sale of the Company’s products to Huawei.  In the event restrictions are put in place in the future by U.S. agencies, the Company will comply with such restrictions. The Company has no direct or indirect knowledge of its products being exported or re-exported to Iran, Sudan or Syria by Huawei. We do not believe that the investigation into Huawei referred to in Comment 3 has had an adverse impact on the Company’s operations or reputation.

ITEM 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations - 2015 compared with 2014

4.

We note your disclosure of the change in your sales revenue excluding currency effects. This disclosure appears to be based on a non-GAAP financial measure. Please revise future filings to provide a reconciliation of sales excluding the effects of currency and describe the process for calculating the currency effects. Refer to question 104.06 of the Compliance and Disclosure Interpretations related to Non-GAAP measures updated May 17, 2016. We also note similar disclosures in your discussion of segment information and geographical sales.

Response:

The Company confirms that in future filings any non-GAAP financial measures will be reconciled to its equivalent GAAP measures and appropriately disclosed as required by Item 10(e) of Regulation S-K.

5.

As a related matter, we note that you present gross profit and operating expenses excluding the impact of certain charges, which are non-GAAP measures. If you elect to present these or similar non-GAAP measures in future filings, please revise your presentations to identify the measures as non-GAAP, and provide the reconciliations and other disclosures required by Item 10(e) of Regulation S-K.

Response:

The Company confirms that in future filings any non-GAAP financial measures will be reconciled to its equivalent GAAP measures and appropriately disclosed as required by Item 10(e) of Regulation S-K.

ITEM 7A: Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Rates, page 31

6.

Revise future filings to provide the quantitative disclosures about your foreign exchange risk using one of the options outlined in Item 305(a) of Regulation S-K. In addition, describe to us the netting and offsetting intercompany account management techniques you use to reduce your known foreign currency exposures. Please include examples to demonstrate the techniques.

Response:

The Company confirms that in future filings it will include quantitative disclosures about its foreign exchange risk using one of the options outlined in Item 305(a) of Regulation S-K.

As discussed in the Company’s Annual Report, the majority of the Company’s operations consist of manufacturing and sales activities in foreign countries, and the Company’s foreign exchange exposures result primarily from sale of product in foreign currencies, foreign currency denominated purchases, external borrowings, inter-company loans, employee-related and other costs of running operations in foreign countries and translation of balance sheet accounts denominated in foreign currencies.

On a quarterly basis, for certain entities in jurisdictions that permit netting of receivable and payable balances, the company uses netting and offsetting intercompany account management techniques to reduce known foreign currency exposures where possible.

Intercompany netting

The approach for intercompany netting includes the netting of intercompany receivables and intercompany payables between two subsidiaries that have both intercompany payables and intercompany receivables with each other. The following example demonstrates intercompany netting:

●	Subsidiary A has $100 of intercompany receivables from Subsidiary B
●	Subsidiary A has $75 of intercompany payables to Subsidiary B.

In this example, the Company would utilize intercompany netting which results in Subsidiary A recording a net intercompany receivable of $25 from Subsidiary B.

Intercompany offsetting

The approach for intercompany offsetting includes the use of a virtual clearing house to offset intercompany payable and intercompany receivables for a larger collection of subsidiaries. The following example demonstrates intercompany offsetting:

●	Subsidiary A has $100 of intercompany receivables from Subsidiary B and $75 of intercompany payables to Subsidiary C (a net intercompany receivable balance of $25)
●	Subsidiary B has $75 of intercompany receivables from Subsidiary C and $100 of intercompany payables to Subsidiary A (a net intercompany payable balance of $25)
●	Subsidiary C has $75 of intercompany receivables from Subsidiary A and $75 of intercompany payables to Subsidiary B (a net intercompany balance of $0).

In this example, the Company would offset the balances resulting in Subsidiary A recording a net receivable of $25 from Subsidiary B and Subsidiary B recording the offsetting intercompany payable of $25 to Subsidiary A. Subsidiary C would effectively settle its $75 of intercompany payables to Subsidiary B with its $75 of intercompany receivables from Subsidiary A.

Please contact me if you have any questions regarding these matters at 773-628-0616.

Sincerely,

/s/ Meenal A. Sethna
Meenal A. Sethna Executive Vice President and Chief Financial Officer

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